APPENDIX A

Items 5(a)-(b) are hereby amended and restated to read in its entirety as follows:

(a) – (b). The following information with respect to the ownership of the Class A Common Stock of the Issuer by the persons filing this statement on Schedule 13D is provided as of November 6, 2026:

Reporting Persons (1)	Shares Held Directly (1)	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (7)
Tungsten OpCo Holder LLC	49,290,409	0	49,290,409	0	49,290,409	49,290,409	17.0%
C 323 Holdings, LLC	0	0	49,290,409	0	49,290,409	49,290,409	17.0%
Tungsten 2024 LLC	879,963	0	50,170,372	0	50,170,372	50,170,372	17.3%
Thomas Knott	618,759 (2)	618,759 (2)	49,290,409	618,759 (2)	49,290,409	49,909,168	17.2%
John Cote	32,455 (3)	1,532,455 (4)	50,176,172 (5)	1,532,455 (3)	50,176,172 (5)	51,708,627	17.8%

(1) Tungsten OpCo Holder LLC (f/k/a Resolute Compo Holdings LLC) (“Tungsten OpCo Holder”) is the record holder of 49,290,409 shares of Class A Common Stock. Tungsten is the record holder of 879,963 shares of Class A Common Stock. Tungsten is the managing member of Tungsten OpCo Holder, Mr. John Cote is the manager of Tungsten and C 323 Holdings is a non-managing member of Tungsten OpCo Holder. Tungsten, as managing member, has the right to vote and dispose of the shares of Class A Common Stock held by Tungsten OpCo Holder, subject to certain consultation rights held by C 323 Holdings. Mr. Knott is the sole and managing member of C 323 Holdings. Accordingly, Tungsten, Tungsten OpCo Holder, Mr. John Cote, C 323 Holdings and Mr. Knott may each be deemed to share beneficial ownership of the shares of Class A Common Stock held of record by Tungsten OpCo Holder, and Tungsten and Mr. John Cote may each be deemed to share beneficial ownership of the shares of Class A Common Stock held of record by Tungsten.

(2) Consists of (i) 129,250 shares of Class A Common Stock held directly by Mr. Knott and (ii) 489,509 shares of Class A Common Stock issuable within 60 days pursuant to the exercise of vested stock options held directly by Mr. Knott that are unexercised as of the date hereof.

(3) Consists of 32,455 shares of Class A Common Stock issuable within 60 days pursuant to the exercise of vested stock options held directly by Mr. Cote that are unexercised as of the date hereof.

(4) Includes 1,500,000 shares of Class A Common Stock held through Ridge Valley LLC, of which Mr. Cote serves as manager.

(5) Includes 5,800 shares of Class A Common Stock held by Mr. Cote’s spouse.

(6) Based upon 289,901,892 shares of Class A Common Stock that were outstanding as of November 3, 2026.

The information provided pursuant to this Item 5 excludes 2,000,000 and 618,013 shares of Class A Common Stock held by Michele D. Logan and CompoSecure Employee, L.L.C., respectively, each of which has agreed pursuant to the respective Purchase Agreement, attached to the Initial Statement as Exhibit 2 and Exhibit 3, to vote its shares in favor of Tungsten OpCo Holder’s nominees for the Issuer’s board of directors. Each of the Reporting Persons disclaims beneficial ownership of such shares.